# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STAAR SURGICAL CO, CIK 0000718937
CUSIP: 852312305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Date of event which requires filing of this statement: 12/10/2025
Filed by CIK 0001912273
Persons authorized to receive notices and communications: Christopher Min Fang Wang, Unit 3703, 37/F AIA Tower, 183 Electric Road, North Point, Hong Kong, Hong Kong (K3), 00000, 852 37933457; Leonard Wood, Esq., Goodwin Procter LLP, The NYT Building, 620 Eighth Avenue, New York, New York (NY), 10018, 1 212 459 7058

## Reporting persons
- Yunqi Path Capital Master Fund: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)
- Yunqi Capital Limited (CIK 0001912273): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)
- Yunqi Capital Cayman Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)
- Christopher Min Fang Wang: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: STAAR SURGICAL CO
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Comment: This Amendment No. 5 amends the statement on Schedule 13D filed by Yunqi Capital Limited and other Reporting Persons on September 22, 2025, as amended on October 7, 2025, October 21, 2025, October 27, 2025 and November 3, 2025 (the "Schedule 13D").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons hold the Shares for investment purposes and first acquired Shares in 2023.

On August 5, 2025, the Issuer announced that it had entered into a definitive merger agreement (as amended, the "Merger Agreement"), pursuant to which Alcon Inc. ("Alcon") will acquire the Issuer (the "Proposed Merger"). On September 15, 2025, Broadwood Partners, L.P. and its affiliates filed a preliminary proxy statement for the purpose of soliciting proxies from stockholders against approving the Proposed Merger and detailing their reasons for such opposition. On September 16, 2025, the Issuer filed its definitive proxy statement for the purpose of soliciting proxies from stockholders to approve the Proposed Merger.

On September 22, 2025, the Reporting Persons issued via press release (the "Initial Press Release") an open letter to stockholders of the Issuer discussing the Reporting Persons' intention to vote against the Proposed Merger at a special meeting of stockholders of the Issuer scheduled to be held on October 23, 2025. The Initial Press Release detailed the reasons for the Reporting Persons' opposition to the Proposed Merger, including that: (i) the Reporting Persons believe a deficient process was conducted in relation to the Proposed Merger, (ii) the Reporting Persons disagree with the Issuer's bleak assessment of the macroeconomic climate in China which contributed to the Issuer's agreeing to a low price with Alcon, and (iii) the Reporting Persons believe the Proposed Merger significantly undervalues the Issuer. The foregoing description is qualified by reference to the full text of the Initial Press Release, which was attached as Exhibit B to the Schedule 13D filed by the Reporting Persons on September 22, 2025.

On October 7, 2025 (Hong Kong time), the Reporting Persons issued via press release (the "Second Press Release") a second open letter to stockholders of the Issuer discussing the Reporting Persons' continued intention to vote against the Proposed Merger. The Second Press Release detailed the Reporting Persons' concerns that the Issuer significantly underestimates the strength of its business, particularly with respect to its performance and outlook in its largest market, China. The foregoing description is qualified by reference to the full text of the Second Press Release, which was attached as Exhibit D to the Schedule 13D amendment filed by the Reporting Persons on October 7, 2025.

On October 21, 2025 (Hong Kong time), the Reporting Persons issued via press release (the "Third Press Release") an open letter to the board of directors of the Issuer (the "Board") further discussing the Reporting Persons' continued intention to vote against the Proposed Merger. The Third Press Release addressed the Reporting Persons' concerns about recent disclosures of the Issuer, urged the Issuer to hold its special meeting of stockholders on October 23, 2025, and discussed the Issuer's preliminary net sales results for third quarter 2025. The foregoing description is qualified by reference to the full text of the Third Press Release, which was attached as Exhibit E to the Schedule 13D amendment filed by the Reporting Persons on October 21, 2025.

On October 25, 2025 (Hong Kong time), the Reporting Persons issued via press release (the "Fourth Press Release") an open letter to the Board discussing the Reporting Persons' opposition to the adjournment of the special meeting of stockholders. The Fourth Press Release urged the Issuer to let stockholders vote on the Proposed Merger and not to commence a new "go shop" period or run a rushed sales process. The foregoing description is qualified by reference to the full text of the Fourth Press Release, which was attached as Exhibit F to the Schedule 13D amendment filed by the Reporting Persons on October 27, 2025.

On October 31, 2025 (Hong Kong time), the Reporting Persons issued via press release (the "Fifth Press Release") an open letter to the Board calling for termination of the Proposed Merger. The Fifth Press Release questioned the Issuer's adjournment and postponement of the special meeting of stockholders and urged the Issuer to heed the stockholder opposition already expressed through the special meeting voting process. The Fifth Press Release added that the Board's composition would benefit from additional stockholder perspective and that the chief investment officer of Yunqi Capital Limited, Christopher M. Wang, would be pleased to serve on the Board to provide this perspective and would welcome conversations with the Board to that end. The foregoing description is qualified by reference to the full text of the Fifth Press Release, which was attached as Exhibit G to this Schedule 13D amendment filed by the Reporting Persons on November 3, 2025.

On December 10, 2025, the Reporting Persons issued via press release (the "Sixth Press Release") a third open letter to stockholders of the Issuer discussing the closing of the Issuer's go-shop period and the revised offer of Alcon to acquire the Issuer for $30.75 per share. The Sixth Press Release detailed the Reporting Persons' concerns with the go-shop process and argued that the present time is not the right time for a sale of the Issuer. The foregoing description is qualified by reference to the full text of the Sixth Press Release, which is attached as Exhibit H to this Schedule 13D amendment.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, taking into account the Proposed Merger. Depending on various factors including, without limitation, the Issuer's financial position, the terms of the Merger Agreement, a potential superior offer, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate. In that regard, the Reporting Persons may consider contact with members of the Issuer's management, the Board, other significant stockholders, and potential alternative strategic and financial partners for the Issuer regarding alternatives that could be employed to create additional stockholder value, whether in the near or long term. The Reporting Persons may, in the future, request that the Issuer call a special meeting of stockholders for the purpose of allowing stockholders to vote on the removal of certain sitting directors of the Issuer. The Reporting Persons do not have any current intent to, nor do they reserve the right to, solicit proxies in connection with such a special meeting. The Reporting Persons have no current intent to, nor do they reserve the right to, engage in a control transaction or any contested solicitation for the election of directors with respect to the Issuer.

Subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in Item 4 of Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit H: Press Release, dated December 10, 2025

## Signatures
- Yunqi Path Capital Master Fund: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (12/11/2025)
- Yunqi Capital Limited: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (12/11/2025)
- Yunqi Capital Cayman Limited: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (12/11/2025)
- Christopher Min Fang Wang: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang (12/11/2025)